Apex Critical Metals Advances Exploration Programs for New

Projects in Eastern Canada

Vancouver, BC, - June 9, 2025: Apex Critical Metals Corp. (CSE: APXC) (OTCQB: APXCF) (FWB: KL9) ("Apex" or the "Company") is pleased to announce that the 2025 field exploration programs at the newly acquired Bianco and Lac Le Moyne Projects will commence in June. Apex has engaged Dahrouge Geological Consulting Ltd. ("Dahrouge") to undertake the field work for the two Projects planned for this summer.

Dahrouge is recognized worldwide for their expertise in the exploration and discovery of "critical elements." Both Projects are proximal to known carbonatite complexes that show rare earth element (REE) and niobium-tantalum (Nb-Ta) mineralization. Carbonatites are extremely rare rock types, with just over 600 showings known worldwide. They are host to rare earth element (REE) minerals, niobium, tantalum, phosphate, fluorite and iron, as well as copper and gold. Carbonatites are host to the world's largest and most productive niobium and REE deposits.

Sean Charland, CEO of Apex Critical Metals comments, "The Company is laser-focused on commencing this inaugural exploration program on our newly acquired properties, which are considered to have excellent potential for niobium, rare earth, and phosphate mineralization. Critical minerals are at the forefront of clean technology and advanced manufacturing, and by expanding our portfolio into eastern Canada we are positioning the company in the midst of the evolving critical minerals markets."

Figure 1: Location of Projects in Eastern Canada

Bianco Project

The Bianco Carbonatite Project is located in northwestern Ontario approximately 12.5 km southwest of the Kingfisher Lake First Nation and 156 km north of the town of Pickle Lake. Consisting of 85 single cell mining claims totalling approximately 3,735 ha the property is characterized by a geophysical magnetic anomaly which is situated approximately midway between the Schryburt Lake and Big Beaver House Carbonatite projects, both with known Nb and REE mineralization.

Big Beaver House
Carbonatite Project
APEX
CRITICAL METALS
BIANCO CARBONATITE
Schryburt Lake
Carbonatite Project
N
1:200,000
Kilometers
0
4
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700000
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Figure 2: Residual magnetic field geophysical data showcasing distinct magnetic signature of the Bianco Property and surrounding carbonatites.

A ten-day, surface geological mapping and sampling program is planned for mid-June and will be based out of Pickle Lake, Ontario. Field personnel will traverse the Property while focusing exploration efforts on targets such as the magnetic anomaly and potential outcrop observed through satellite imagery. Additional targets will be refined based on preliminary field observations to ensure full property coverage. Soil sampling grids are planned to cover areas with little to no outcrop exposure in order to develop a comprehensive geochemical dataset across the Project.

No prior exploration activities have been conducted at Bianco, highlighting its potential as a promising target for future mineral discovery.

Lac Le Moyne Project

The Lac Le Moyne Carbonatite Project is located in northeastern Quebec, near the community of Kuujjuaq, consisting of 86 map staked claims totalling approximately 4,025 ha and situated several kilometers to the northwest of Commerce Resources Corp's (TSXV: CCE |OTC: CMRZF) Eldor Carbonatite Complex.

Lac Le Moyne Project
Eldor Property
Ashram Deposit
Legend
Carbonatite Deposits
Active Titles
Lac Le Moyne Project
Mapped Carbonatite Complex
1:150,000
Kilometers
0 10 20
525000
530000
535000
540000
545000
6330000
6325000
6320000
6315000
6310000
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6295000

Figure 3: Lac Le Moyne Carbonatite Project, Quebec

A two-week, surface geological mapping and sampling program is planned to start during the first week of July and will be based out of Kuujjuaq. Field personnel will traverse the Property while focusing on the multiple carbonatite outcrops identified and mapped by government geologists in the 1970's. Additional targets are based on follow-up of historical rock and sediment samples. Outcrop mapping and sampling will be supported by soil sampling to cover areas with little to no outcrop exposure to develop a comprehensive geochemical dataset across the Project. Additional targets will be refined based on preliminary field observations to ensure full property coverage.

The Company cautions that past results or discoveries on adjacent properties (i.e. Eldor, Schryburt Lake, Big Beaver House) may not necessarily be indicative to the presence of mineralization on the Company's properties (i.e. Lac Le Moyne, Bianco).

Marketing Agreement

Apex Critical Metals is also pleased to announce it has signed an agreement with Zimtu Capital Corp. ("Zimtu") whereby Zimtu will provide marketing services under its Zimtu ADVANTAGE program, effective June 1, 2025 for an initial term of 12 months at a cost of $12,500 per month (the "Zimtu Agreement"). The program is designed to provide strategic marketing support, investor engagement, and public awareness initiatives. Services include investor presentations, email marketing, lead generation campaigns, blog posts, digital campaigns, social media management, Rockstone Research reports & distribution, video news releases and related marketing & awareness activities. Zimtu is based in Vancouver, at Suite 1450 - 789 West Pender Street, Vancouver, BC V6C 1H2. Zimtu's compensation does not include securities of the Company. Zimtu currently owns 4,951,226 shares and 5,303,336 common share purchase warrants of the Company, and is a Non-Arm's Length Party to the Company (as that term is defined in the policies of the TSX Venture Exchange) by virtue of the two companies sharing common directors (Mr. Charland is a Director and Officer of Zimtu and a Director and Officer of the Company) and officers (Ms. Bellefleur is CFO of Zimtu and CFO and a director of the Company). The Company's entry into the Zimtu Agreement was approved by the Company's Board of Directors absent Mr. Charland and Ms. Bellefleur, who disclosed their relationship with Zimtu and recused themselves.

Qualified Person;

The technical content of this news release has been reviewed and approved by Mark W. Cooper, P. Geo., Geologist for Dahrouge Geological Consulting Ltd., and a registered permit holder with the Ordre des Géologues du Québec (OGQ) and Professional Geoscientists Ontario (PGO).

About Apex Critical Metals Corp. (CSE: APXC) (OTCQB: APXCF) (FWB: KL9)

Apex Critical Metals Corp. is a Canadian exploration company specializing in the acquisition and development of properties prospective for carbonatites and alkaline rocks with potential to host economic concentrations of rare earth elements (REE's), niobium, gold and copper mineralization. Apex's Cap Property located 85 kilometres northeast of Prince George, B.C., spans 25 square kilometres and hosts a recently identified promising 1.8-kilometre niobium in soil trend. The Company's Bianco carbonatite Project encompasses 3,735 hectares covering a large carbonatite complex within an area known for significant niobium mineralization in northwestern Ontario. The Lac Le Moyne Project covers approximately 4,025 ha, and is situated several kilometers to the northwest of Commerce Resources Corp.'s Eldor Carbonatite Complex in Quebec, Canada.

Carbonatites are extremely rare rock types, with fewer than 600 known worldwide. They are host to rare earth element ("REE") minerals, niobium, tantalum and phosphate, as well as copper and gold. Carbonatites are host to the world's largest and most productive niobium deposits, including Araxa and Catalão in Brazil, and Niobec in Quebec. In addition, they are the primary source of REEs, including Mountain Pass in California, Mount Weld in Australia, and Bayan Obo in China. They are also important sources of phosphate (apatite), including Cargill, Ontario, while the Palabora mine in South Africa has produced copper, nickel, gold, magnetite, and vermiculite. Other carbonatites are known to have produced gold, iron, zirconium, fluorite, and other industrial minerals.

By acquiring a multitude of carbonatite projects, Apex intends to investigate potential high-value opportunities to meet the growing global demand of specialty metals across various industries. Apex is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC, in the United States on the OTCQB market under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com and to sign

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On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include statements with respect to the excellent potential for niobium, rare earth and phosphate mineralization on our exploration projects; the anticipated commencement and duration of the exploration programs on the Bianco and Lac Le Moyne projects and the activities to be undertaken thereon and the services to be provided by Zimtu under the Zimtu ADVANTAGE program.. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Risks that could change or prevent these events, activities or developments from coming to fruition include: that we may not be able to fully finance any additional exploration on the Bianco and Lac Le Moyne projects; that even if we are able raise capital, costs for exploration activities may increase such that we may not have sufficient funds to pay for such exploration or processing activities; the timing and content of any future work programs; geological interpretations based on drilling that may change with more detailed information; potential process methods and mineral recoveries assumptions based on limited test work and by comparison to what are considered analogous deposits that, with further test work, may not be comparable; testing of our process may not prove successful or samples derived from any of our projects may not yield positive results, and even if such tests are successful or initial sample results are positive, the economic and other outcomes may not be as expected; the anticipated market demand for REE and other minerals may not be as expected; the availability of labour and equipment to undertake future exploration work and testing activities; geopolitical risks which may result in market and economic instability. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.